Form 12b-25.--NOTIFICATION OF LATE FILING

FORM 12b-25

SEC FILE NUMBER
0-15303

united states

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC  20549

(Check One):  [ ]Form 10-K  [ ]Form 10-KSB  [ ]Form 11-K
              [X]Form 10-Q  [ ]Form N-SAR

For Period Ended:  March 31, 1998

[ ]  Transition Report on Form 10-K
[ ]  Transition Report on Form 20-F
[ ]  Transition Report on Form 11-K
[ ]  Transition Report on Form 10-Q
[ ]  Transition Report on Form N-SAR

For the Transition Period Ended:

Nothing in this Form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

PART 1 -- REGISTRANT INFORMATION

UNICO, INC.
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Full Name of Registrant

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Former Name if Applicable

8380 ALBAN ROAD
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Address of Principal Executive Office (Street and Number)

SPRINGFIELD, VIRGINIA  22150
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City, State and Zip Code

PART II -- Rules 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed.
(Check box if appropriate)

(a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X] (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K, Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

    (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III--NARRATIVE
-------------------

State below in reasonable detail the reasons why the Form 10-K, 10-KSB, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period. (Attach Extra Sheets if Needed)

Potential sale of the Company subsidiary United Marketing Solutions,
Inc. has caused unavoidable delay in completing the financial statement for the quarter ending 3/31/98. The Company will file a Form 10-Q no later than the fifth calendar day following the prescribed due date.

PART IV -- OTHER INFORMATION
----------------------------

(1)	Name and telephone number of person to contact in regard to this notification

Matthew A. Clary, III	      (703)             359-9400
---------------------       -----             ---------
(Name)		    	            (Area Code)     (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify reports?
[ X ] Yes	[  ] No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statement to be included in the subject report or portion thereof?
[ ] Yes	 [X] No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

UNICO, INC.
-------------------------------------------
(Name of Registrant as Specified in Charter

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:  May 14, 1998
       ------------

By:    /s/Gerard R. Bernier
       -----------------------------
       Chief Executive Officer and President


INSTRUCTION: This form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION
Intentional misstatements or omissions of fact constitute Federal
Criminal Violations
(see 18 u.s.c. 1001).